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                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                                    FORM 15

        Certification and Notice of Termination of Registration under
                        Section 12(g) of the Securities

       Exchange Act of 1934 or Suspension of Duty to File Reports Under

         Section 13 and 15(d) of the Securities Exchange Act of 1934

                        Commission File Number: 0-23540

                        GULF SOUTH MEDICAL SUPPLY, INC.
          -----------------------------------------------------------
            (Exact name of registrant as specified in its charter)


                              ON WOODGREEN PLACE
                          MADISON, MISSISSIPPI 39110
                                (601) 856-5900
        ---------------------------------------------------------------
   (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                         COMMON STOCK, $0.01 par value
                  ---------------------------------------
           (Title of each class of securities covered by this Form)

                                     None
              --------------------------------------------------
     (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

        Rule 12g-4(a)(1)(i)     [X]     Rule 12h-3(b)(1)(ii)    [ ]

        Rule 12g-4(a)(1)(ii)    [ ]     Rule 12h-3(b)(2)(i)     [ ]

        Rule 12g-4(a)(2)(i)     [ ]     Rule 12h-3(b)(1)(ii)    [ ]

        Rule 12g-4(a)(2)(ii)    [ ]     Rule 12h-3(b)(2)(ii)    [ ]

        Rule 12h-3(b)(1)(i)     [X]     Rule 15d-6              [ ]

     Approximate number of holders of record as of the certification or notice date: 1

     There is one holder of record of the class of securities listed above as of the date hereof. Effective as of March 26, 1998, Gulf South Medical Supply, Inc. ("Gulf South") merged with and into a wholly owned subsidiary of Physician Sales & Service, Inc. ("PSS"), with Gulf South being the surviving corporation and becoming a wholly owned subsidiary of PSS. In connection therewith, all of the Common Stock of Gulf South was converted into the right to receive securities of PSS, which was renamed "PSS World Medical, Inc."

     Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, PSS World Medical, Inc. (as successor to Gulf South) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

                                        PSS WORLD MEDICAL, INC.

Date: March 30, 1998                    By:   /s/ Fred Elefant
                                           ------------------------------------
                                           Fred Elfant
                                           Secretary and General Counsel